Exhibit (a)(5)(E)

INTER-OFFICE CORRESPONDENCE

TO:	VP +	DATE: 02/13/20

FROM:	Corey Sanders, Chief Financial Officer

SUBJECT:	Tender Offer

As mentioned on yesterday’s earnings call, this morning we launched a “modified Dutch auction” tender offer to repurchase up to $1.25 billion shares of our common stock. This offer is part of our long-term strategy to return value to our shareholders. Employees are eligible to participate in the offer on the same basis as our other shareholders, subject to compliance with the Company’s trading policies. We will be filing with the Securities and Exchange Commission an offer to purchase, a related letter of transmittal and other materials that contain important information with respect to the tender offer. These materials are available on the SEC’s website at www.sec.gov.

For any questions relating to the tender offer, please contact the information agent, Georgeson LLC, toll-free at 1-888-607-9107.

This communication is for informational purposes only, is not a recommendation to buy or sell shares of MGM Resorts International common stock, and shall not constitute an offer to buy or the solicitation to sell shares of MGM Resorts International common stock. The tender offer is being made only pursuant to the tender offer statement on Schedule TO, including an Offer to Purchase, Letter of Transmittal and related materials that MGM Resorts International will file with the Securities and Exchange Commission (the “SEC”).